Filed pursuant to Rule 424(b)(3)
                                                     Registration No. 333-113508


Prospectus

--------------------------------------------------------------------------------

                                  63,244 Shares

                      LEXINGTON CORPORATE PROPERTIES TRUST

                      Common Shares Of Beneficial Interest

--------------------------------------------------------------------------------


        We are Lexington Corporate Properties Trust, a self-managed and self-administered real estate investment trust that acquires, owns and manages a geographically diversified portfolio of net leased office, industrial and retail properties. Our executive offices are located at One Penn Plaza, Suite 4015, New York, New York 10119, and our telephone number is (212) 692-7260.

        This prospectus relates to the possible offer of up to 63,244 common shares, which we may issue in exchange for the redemption of an equal number of units of limited partnership, or OP units, issued by our controlled operating partnership subsidiary, Lepercq Corporate Income Fund, L.P., or LCIF. The OP units were issued on August 1, 1995, and are redeemable on and after March 1, 2004, as more fully described in this prospectus. We will not receive proceeds from any issuance of common shares in exchange for OP units. We are not being assisted by any underwriter in connection with any issuance of common shares in exchange for OP units.

        We are registering the common shares being offered by this prospectus in order to permit the recipient thereof to sell such shares without restriction, in the open market or otherwise. However, the registration of such common shares does not necessarily mean that any of the OP units will be submitted for redemption or that any of the common shares to be issued upon such redemption will be offered or sold by the recipient thereof.

        Our common shares trade on the New York Stock Exchange under the symbol "LXP." On March 10, 2004, the last reported sale price of our common shares, as reported on the New York Stock Exchange, was $20.99 per share.

                            ------------------------

              YOU SHOULD BE AWARE THAT AN INVESTMENT IN OUR COMMON
          SHARES INVOLVES VARIOUS RISKS. SEE "RISK FACTORS" BEGINNING
                         ON PAGE 2 OF THIS PROSPECTUS.


                            ------------------------

             NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY
           STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF
            THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY
          OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS MARCH 23, 2004.

                                Table of Contents
                                -----------------

                                                                            Page
                                                                            ----

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING
        INFORMATION...........................................................ii


ABOUT THIS PROSPECTUS.........................................................ii


PROSPECTUS SUMMARY.............................................................1


RISK FACTORS...................................................................2


USE OF PROCEEDS................................................................8


PLAN OF DISTRIBUTION...........................................................8


DESCRIPTION OF OUR COMMON SHARES...............................................9


RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER
        PROVISIONS............................................................11


DESCRIPTION OF OP UNITS.......................................................15


REDEMPTION OF OP UNITS........................................................18


REGISTRATION RIGHTS...........................................................19


COMPARISON OF OWNERSHIP OF OP UNITS AND COMMON SHARES.........................19


FEDERAL INCOME TAX CONSIDERATIONS.............................................26


EXPERTS.......................................................................34


LEGAL MATTERS.................................................................35


WHERE YOU CAN FIND MORE INFORMATION...........................................35


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...............................35

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

        Certain information included or incorporated by reference in this prospectus and any applicable prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, ("Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate market specifically, adverse developments with respect to our tenants, legislative/regulatory changes including changes to laws governing the taxation of REITs, availability of debt and equity capital, interest rates, competition, supply and demand for properties in our current and proposed market areas, policies and guidelines applicable to REITs and the other factors described under the heading "RISK FACTORS" in any supplement to this prospectus. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference in this prospectus.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus and any applicable prospectus supplement may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                              ABOUT THIS PROSPECTUS

        All references to "the Company," "we," "our" and "us" in this prospectus mean Lexington Corporate Properties Trust and all entities owned or controlled by us except where it is made clear that the term means only the parent company. The term "you" refers to a prospective investor.

                               PROSPECTUS SUMMARY

        The following summary highlights information included elsewhere in or incorporated by reference in this prospectus. It may not contain all of the information that is important to you. You should read the following summary together with the more detailed information included or incorporated by reference in this prospectus, including the risk factors regarding our business and the common shares being offered hereby.

Our Company

        We are a self-managed and self-administered real estate investment trust, commonly referred to as a REIT, formed under the laws of the State of Maryland. Our common shares and preferred shares are traded on the New York Stock Exchange under the symbols "LXP" and "LXP_pb", respectively. Our primary business is the acquisition, ownership and management of a geographically diverse portfolio of net leased office, industrial and retail properties. Substantially all of our properties are subject to triple net leases, which are generally characterized as leases in which the tenant bears all or substantially all of the costs and cost increases for real estate taxes, utilities, insurance and ordinary repairs and maintenance.

        We grow our portfolio primarily by acquiring properties from corporations and other entities in sale-leaseback transactions and from developers of newly-constructed properties built to suit the needs of a corporate tenant. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that such diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. As part of our ongoing efforts, we expect to continue to effect portfolio and individual property acquisitions and dispositions, expand existing properties, extend lease maturities in advance of expiration and refinance outstanding indebtedness when advisable. Additionally, we enter into joint ventures with third-party investors as a means of creating additional growth and expanding the revenue realized from advisory and asset management activities.

        Our operating partnership structure enables us to acquire properties by issuing to property owners, as a form of consideration, OP units in any of our three operating partnership subsidiaries. The OP units are redeemable, after certain dates, for our common shares. We believe that this structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving our available cash for other purposes, including the payment of dividends and distributions.

        Our principal executive offices are located at One Penn Plaza, New York, New York 10119, our telephone number is (212) 692-7260 and our Internet address is www.lxp.com. None of the information on our website that is not otherwise expressly set forth in, or incorporated by reference in, this prospectus is a part of this prospectus.

Securities That May Be Offered

        This prospectus relates to the possible issuance by the Company of up to 63,244 common shares, if and to the extent that, certain holders elect to tender up to an aggregate of 63,244 OP units in LCIF for redemption commencing on March 1, 2004. The Company is registering the 63,244 common shares for sale to permit the holders thereof to sell such shares without restriction in the open market or otherwise, but the registration of such shares does not necessarily mean that any of such OP units will be tendered for redemption or that any of such shares will be offered or sold by the holders thereof.

        We will not receive any proceeds from the issuance of the common shares covered by this prospectus.

Risk Factors

        Investing in our common shares involves various risks. In considering whether to purchase our common shares, you should carefully consider the matters discussed under "RISK FACTORS" beginning on page 2 of this prospectus.

                                  RISK FACTORS

        In evaluating an investment in our common shares, you should carefully consider the following factors, in addition to other information set forth or incorporated by reference in this prospectus. See the sections entitled "WHERE YOU CAN FIND MORE INFORMATION" on page 35 of this prospectus and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" on page 35 of this prospectus.

        Risks Involved in Single Tenant Leases. We focus our acquisition activities on real properties that are net leased to single tenants. Therefore, the financial failure of, or other default by, a single tenant under its lease may cause a significant reduction in the operating cash flow generated by the property leased to that tenant and might decrease the value of that property.

        Dependence on Major Tenants. Revenues from several of our tenants and/or their guarantors constitute a significant percentage of our rental revenues. As of December 31, 2003, our fifteen largest tenants/guarantors, which occupied 34 properties, represented $59.7 million, or 46.1%, of our rental revenue for the twelve months ended December 31, 2003, including our proportionate share of rental revenue from non-consolidated entities and rental revenue recognized from properties sold through date of sale. The default, financial distress or bankruptcy of any of the tenants of these properties could cause interruptions in the receipt of lease revenues from these tenants and/or result in vacancies, which would reduce our revenues and increase operating costs until the affected property is re-let, and could decrease the ultimate sales value of that property. Upon the expiration or other termination of the leases that are currently in place with respect to these properties, we may not be able to re-lease the vacant property at a comparable lease rate or without incurring additional expenditures in connection with the re-leasing.

        Leverage. We have incurred, and expect to continue to incur, indebtedness (secured and unsecured) in furtherance of our activities. Neither our declaration of trust nor any policy statement formally adopted by our board of trustees limits either the total amount of indebtedness or the specified percentage of indebtedness that we may incur. Accordingly, we could become more highly leveraged, resulting in increased risk of default on our obligations and in an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions. Our current unsecured revolving credit facility contains various covenants which limit the amount of secured, unsecured and variable-rate indebtedness we may incur.

        Risks Relating to Interest Rate Increases. We have exposure to market risks relating to increases in interest rates due to our variable-rate debt. An increase in interest rates may increase our costs of borrowing on existing variable-rate indebtedness, leading to a reduction in our net income. Specifically, as of the date of this prospectus, we have no borrowings outstanding under our $100.0 million unsecured revolving credit facility and $15.2 million in variable-rate indebtedness with an interest rate of 4.07%. The level of our variable-rate indebtedness, along with the interest rate associated with such variable-rate indebtedness, may change in the future and materially affect our interest costs and net income.

        In addition, our interest costs on our fixed-rate indebtedness can increase if we are required to refinance our fixed-rate indebtedness at maturity at higher interest rates.

        Risks Associated with Refinancing. A significant number of our properties are subject to mortgage notes with balloon payments due at maturity. As of the date of this prospectus, the scheduled balloon payments and balances due on our unsecured revolving credit facility, for the next five calendar years are as follows:

           o  2004-$14.5 million;

           o  2005-$0;

           o  2006-$0;

           o  2007-$0; and

           o  2008-$70.5 million.

        Our ability to make the scheduled balloon payments will depend upon the amount available under our unsecured revolving credit facility and our ability either to refinance the related mortgage debt or to sell the related property. Our ability to accomplish these goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, the lease terms of the mortgaged properties, our equity in the mortgaged properties, our financial condition, the operating history of the mortgaged properties and tax laws. If we are unable to obtain sufficient financing to fund a scheduled balloon payment or to sell the related property at a price that generates sufficient proceeds to pay the scheduled balloon payment, we would lose our entire investment.

        Uncertainties Relating to Lease Renewals and Re-letting of Space. Upon the expiration of current leases for space located in our properties, we may not be able to re-let all or a portion of that space, or the terms of re-letting (including the cost of concessions to tenants) may be less favorable to us than current lease terms. If we are unable to re-let promptly all or a substantial portion of the space located in our properties or if the rental rates we receive upon re-letting are significantly lower than current rates, our net income and ability to make expected distributions to our shareholders will be adversely affected due to the resulting reduction in rent receipts and increase in our property operating costs. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases. As of the date of this prospectus, our scheduled lease maturities, including a 2008 lease maturing at a property owned by a non-consolidated entity, for the next five years are as follows:

                                                Number of     Annual
                                                 Leases     Rent ($000)
                                               ----------- -------------
        2004 .................................        2     $   1,302
        2005 .................................        7         7,311
        2006 .................................       15        12,700
        2007 .................................        9        16,542
        2008 .................................        8         8,923
                                                  -----     ---------
                Total.........................       41     $  46,778
                                                  =====     =========


        Defaults on Cross-Collateralized Properties. As the date of this prospectus, the mortgages on two of our properties, in Canton, Ohio and Spartanburg, South Carolina, are cross-collateralized. To the extent that any of our properties are cross-collateralized, any default by us under the mortgage note relating to one property will result in a default under the financing arrangements relating to any other property that also provides security for that mortgage note.

        Possible Liability Relating to Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, as an owner of real property, we may be liable for the costs of removal or remediation of hazardous or toxic substances at, on, in or under our properties, as well as other potential costs relating to hazardous or toxic substances, including government fines and penalties and damages for injuries to persons and adjacent property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence or disposal of those substances. This liability may be imposed on us in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and our liability therefor could exceed the value of the property and/or our aggregate assets. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect our ability to sell or rent that property or to borrow using that property as collateral, which, in turn, would reduce our revenues and ability to make distributions.

        A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties. Although our tenants are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of a tenant to satisfy any obligations with respect to the property leased to that tenant, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

        From time to time, in connection with the conduct of our business, and prior to the acquisition of any property from a third party or as required by our financing sources, we authorize the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to our properties. Based upon these environmental reports and our ongoing review of our properties, as of the date of this prospectus, we are not aware of any environmental condition with respect to any of our properties that we believe would be reasonably likely to have a material adverse effect on us. There can be no assurance, however, that the environmental reports will reveal all environmental conditions at our properties or that the following will not expose us to material liability in the future:

    o   the discovery of previously unknown environmental conditions;

    o   changes in law;

    o   activities of tenants; or

    o   activities relating to properties in the vicinity of our properties.

        Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of our tenants, which could adversely affect our financial condition or results of operations.

        Uninsured Loss. We carry comprehensive liability, fire, extended coverage and rent loss insurance on most of our properties, with policy specifications and insured limits that we believe are customary for similar properties. However, with respect to those properties where the leases do not provide for abatement of rent under any circumstances, we generally do not maintain rent loss insurance. In addition, there are certain types of losses, such as losses resulting from wars, terrorism or certain acts of God, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

        Risks Relating to Terrorism. Future terrorist attacks such as those which occurred in New York City, Pennsylvania and Washington, D.C. on September 11, 2001, and military conflicts such as the military actions taken by the United States and its allies in Afghanistan and Iraq, could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that interest rates may be affected by these events. An increase in interest rates may increase our costs of borrowing on existing variable-rate indebtedness, leading to a reduction in our net income. These types of terrorist acts could also result in significant damages to, or loss of, our properties.

        We and our tenants may be unable to obtain adequate insurance coverage on acceptable economic terms for losses resulting from acts of terrorism. Our lenders may require that we carry terrorism insurance even if we do not believe this insurance is necessary or cost effective. We may also be prohibited under the applicable lease from passing all or a portion of the cost of such insurance through to the tenant. Should an act of terrorism result in an uninsured loss or a loss in excess of insured limits, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

        Competition. There are numerous commercial developers, real estate companies, financial institutions and other investors whose financial resources are greater than ours, which compete with us in seeking properties for acquisition and tenants who will lease space in our properties. Due to our focus on net lease properties located throughout the United States, and because most competitors are locally and/or regionally focused, we do not encounter the same competitors in each region of the United States. Our competitors include other REITs, financial institutions, insurance companies, pension funds, private companies and individuals. This competition may result in a higher cost for properties that we wish to purchase.

        Failure to Qualify as a REIT. We believe that we have met the requirements for qualification as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 1993, and we intend to continue to meet these requirements in the future. However, qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, which is generally referred to as the Code, for which there are only limited judicial or administrative interpretations. No assurance can be given that we have qualified or will remain qualified as a REIT. The Code provisions and income tax regulations applicable to REITs are more complex than those applicable to corporations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, no assurance can be given that legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements for qualification as a REIT or the federal income tax consequences of such qualification. If we do not qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our income. In addition, our income would be subject to tax at the regular corporate rates. We also could be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Cash available for distribution to our shareholders would be significantly reduced for each year in which we do not qualify as a REIT. In that event, we would not be required to continue to make distributions. Although we currently intend to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause us, without the consent of the shareholders, to revoke the REIT election or to otherwise take action that would result in disqualification.

        Distribution Requirements Imposed by Law Limit Our Flexibility. To maintain our status as a REIT for federal income tax purposes, we are generally required to distribute to our shareholders at least 90% of our taxable income for that calendar year. Our taxable income is determined without regard to any deduction for dividends paid and by excluding net capital gains. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of (i) 85% of our ordinary income for that year, (ii) 95% of our capital gain net income for that year and (iii) 100% of our undistributed taxable income from prior years. We intend to continue to make distributions to our shareholders to comply with the distribution requirements of the Code and to reduce exposure to federal income and nondeductible excise taxes. Differences in timing between the receipt of income and the payment of expenses in determining our income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis in order to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

        Interest Rate Fluctuations. It is likely that the public valuation of our common shares will be based primarily on the earnings that we derive from rental income with respect to our properties and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares. For instance, if interest rates rise, it is likely that the market price of our common shares will decrease because potential investors may require a higher dividend yield on our common shares as market rates on interest-bearing securities, such as bonds, rise.

        Inability to Carry Out Our Growth Strategy. Our growth strategy is based on the acquisition and development of additional properties, including acquisitions through co-investment programs. In the context of our business plan, "development" generally means an expansion or renovation of an existing property or the acquisition of a newly constructed property. We typically provide a developer with a commitment to acquire a property upon completion of construction. Our plan to grow through the acquisition and development of new properties could be adversely affected by trends in the real estate and financing businesses. The consummation of any future acquisitions will be subject to satisfactory completion of our extensive valuation analysis and due diligence review, and negotiation of definitive documentation. We cannot be sure that we will be able to implement our strategy because we may have difficulty finding new properties, negotiating with new or existing tenants or securing acceptable financing. If we are unable to carry out our strategy, our financial condition and results of operations could be adversely affected.

        Acquisitions of additional properties entail the risk that investments will fail to perform in accordance with expectations, including operating and leasing expectations. Redevelopment and new project development are subject to numerous risks, including risks of construction delays, cost overruns or force majeure that may increase project costs, new project commencement risks such as the receipt of zoning, occupancy and other required governmental approvals and permits, and the incurrence of development costs in connection with projects that are not pursued to completion.

        We anticipate that some of our acquisitions and developments will be financed using the proceeds of periodic equity or debt offerings, lines of credit or other forms of secured or unsecured financing that will result in a risk that permanent financing for newly acquired projects might not be available or would be available only on disadvantageous terms. If permanent debt or equity financing is not available on acceptable terms to refinance acquisitions undertaken without permanent financing, further acquisitions may be curtailed or cash available for distribution may be adversely affected.

        Dilution of Common Shares. Our future growth will depend in part on our ability to raise additional capital. If we raise additional capital through the issuance of equity securities, the interests of holders of our common shares, including the common shares being offered by this prospectus, could be diluted. Likewise, our Board of Trustees is authorized to cause us to issue preferred shares in one or more series, the holders of which would be entitled to the dividends and voting and other rights that our Board of Trustees determines, and which could be senior to our common shares. Accordingly, our Board of Trustees may authorize the issuance of preferred shares with dividends and voting and other rights that could be dilutive to or otherwise adversely affect the interests of holders of our common shares.

        Ownership Limitations. For us to qualify as a REIT under the Code, among other things, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and these capital shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). Our declaration of trust includes certain restrictions regarding transfers of shares of our capital stock and ownership limits that are intended to assist us in satisfying these limitations. These restrictions and limits may not be adequate in all cases, however, to prevent the transfer of shares of our capital stock in violation of the ownership limitations. The ownership limit discussed above may have the effect of delaying, deferring or preventing someone from taking control of our company, even though a change of control could involve a premium price for our common shares or otherwise be in your best interest.

        Restrictions on a Potential Change of Control. Our board of trustees is authorized by our declaration of trust to establish and issue one or more series of preferred shares without shareholder approval. As of the date of this prospectus, we have only one series of preferred shares outstanding which is the Series B Preferred Shares we issued in June 2003. The establishment and issuance of shares of our existing preferred shares or a future series of preferred shares could make more difficult a change of control of our company.

        In addition, we have entered into employment agreements with seven of our executive officers which provide that, upon the occurrence of a change in control of our company (including a change in ownership of more than fifty percent of the total combined voting power of our outstanding securities, the sale of all or substantially all of our assets, dissolution of our company, the acquisition, except from us, of 20% or more of our voting shares or a change in the majority of our board of trustees), those executive officers would be entitled to severance benefits based on their current annual base salaries and recent annual bonuses, as defined in the employment agreements. The provisions of these agreements could deter a change of control.

        Concentration Of Ownership By Certain Investor. As of the date of this prospectus, E. Robert Roskind, the chairman of our board of trustees, owned or controlled (including through trusts with respect to which he is a beneficiary) 651,681 common shares, 1,608,995 operating partnership units which are convertible into common shares, and options (including unvested options) to purchase 12,500 common shares, representing 4.7% of our fully-diluted outstanding voting securities.

        In 1999, we entered into a joint venture agreement with The Comptroller of the State of New York as trustee of The Common Retirement Fund, or "CRF", to acquire properties in an aggregate amount of up to approximately $400 million. As of the date of this prospectus, this joint venture and a separate partnership formed by the Company and CRF to purchase a specific property have made investments in thirteen properties for $403.0 million. We have a 33 1/3% equity interest in this joint venture and the separate partnership. In December 2001, we formed a separate second joint venture with CRF to acquire additional properties in an aggregate amount of up to approximately $560 million. We have a 25% equity interest in this joint venture. As of the date of this prospectus, this joint venture has made investments in one property for $30.3 million. Under these joint venture agreements, CRF has the right to sell its equity position in the joint ventures to us, although as of the date of this prospectus, this right is only effective with respect to the first joint venture, and becomes effective with respect to the second joint venture upon the occurrence of certain conditions. In the event CRF exercises its right to sell its equity interest in either joint venture to us, we may, at our option, either issue our common shares to CRF for the fair market value of CRF's equity position, based upon a formula contained in the respective operating agreements, or pay cash to CRF equal to 110% of the fair market value of CRF's equity position. We have the right to not accept any property in the joint ventures (thereby reducing the fair market value of CRF's equity position) that does not meet certain underwriting criteria. In addition, the joint venture agreements contain a mutual buy-sell provision in which either CRF or we can force the sale of any property.

        In October 2003, we entered into a joint venture agreement with Clarion Lion Properties Fund, LLC, or "Clarion", to acquire properties in an aggregate amount of up to approximately $250 million. As of the date of this prospectus, this joint venture owns four properties for which it paid an aggregate purchase price of $103.1 million. We have a 30% equity interest in this joint venture. Under the joint venture agreement, Clarion has the right to sell its equity position in the joint venture to us. This right becomes effective upon the occurrence of certain conditions. In the event Clarion exercises its right to sell its equity interest in the joint venture to us, we may, at our option, either issue our common shares to Clarion for the fair market value of Clarion's equity position, based upon a formula contained in the partnership agreement, or pay cash to Clarion equal to 100% of the fair market value of Clarion's equity position. We have the right not to accept any property in the joint venture (thereby reducing the fair market value of Clarion's equity position) that does not meet certain underwriting criteria. In addition, the joint venture agreement contains a mutual buy-sell provision in which either Clarion or we can force the sale of any property.

        A significant concentration of ownership may allow an investor to exert a greater influence over our management and affairs, and may have the effect of delaying, deferring or preventing a change in control of our company, may discourage bids for our common shares at a premium over the market price and may adversely affect the market price of our common shares.

        Limited Control over Joint Venture Investments. Our joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our joint venture partner might, at any time, become bankrupt, have different interests or goals than we do, or take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither we nor a joint venture partner would have full control over the joint venture. Also, there is no limitation under our organizational documents as to the amount of funds that may be invested in joint ventures. Our credit facility restricts the amount of capital that we can invest in joint ventures.

        Under the terms of our joint venture with CRF, we are required to first offer to the joint venture all of our opportunities to acquire office and industrial properties requiring a minimum investment of $10 million which are net leased primarily to investment grade tenants for a minimum term of ten years, are available for immediate delivery and satisfy other specified investment criteria. Only if CRF elects not to approve the joint venture's pursuit of an acquisition opportunity may we pursue the opportunity directly. As a result, we may not be able to make attractive acquisitions directly and may only receive a minority interest in such acquisitions through our minority interest in this joint venture.

        Under the terms of our joint venture with Clarion, we are required to first offer to the joint venture all of our opportunities to acquire office, industrial and retail properties requiring a minimum investment of $15.0 million to $40.0 million which are net leased primarily to non-investment grade tenants for a minimum term of at least five years, are available for immediate delivery and satisfy other specified investment criteria. Only if Clarion elects not to approve the joint venture's pursuit of an acquisition opportunity may we pursue the opportunity directly. As a result, we may not be able to make attractive acquisitions directly and may only receive a minority interest in such acquisitions through our minority interest in this joint venture.

        Conflicts of Interest with Respect to Sales and Refinancings. Two of our trustees and officers own OP units and, as a result, may face different and more adverse tax consequences than you will if we sell, or reduce our mortgage indebtedness on, any of our properties. Those individuals may, therefore, have different objectives than you regarding the appropriate pricing and timing of any sale of our properties or reduction of mortgage debt. Accordingly, there may be instances in which we may not sell a property or pay down the debt on a property even though doing so would be advantageous to you.

        Our Ability To Change Our Portfolio Is Limited Because Real Estate Investments Are Illiquid. Equity investments in real estate are relatively illiquid and, therefore, our ability to change our portfolio promptly in response to changed conditions will be limited. Our Board of Trustees may establish investment criteria or limitations as it deems appropriate, but currently does not limit the number of properties in which we may seek to invest or on the concentration of investments in any one geographic region. We could change our investment, disposition and financing policies without a vote of our shareholders.

        Our Board of Trustees May Change Our Investment Policy Without Shareholders' Approval. Subject to our fundamental investment policy to maintain our qualification as a REIT, our Board of Trustees will determine our investment and financing policies, our growth strategy and our debt, capitalization, distribution, acquisition, disposition and operating policies. Although our Board of Trustees has no present intention to revise or amend these strategies and policies, it may do so at any time without a vote by our shareholders. Accordingly, our shareholders' control over changes in our strategies and policies is limited to the election of trustees, and changes made by our Board of Trustees may not serve the interests of our shareholders and could adversely affect our financial condition or results of operations, including our ability to distribute cash to shareholders or to qualify as a REIT.

        Limits on Ownership of Our Capital Shares. Actual or constructive ownership of our capital shares in excess of the share ownership limits contained in our declaration of trust would cause the violative transfer or ownership to be void or cause the shares to be transferred to a charitable trust and then sold to a person or entity who can own the shares without violating these limits. As a result, if a violative transfer were made, the recipient of the shares would not acquire any economic or voting rights attributable to the transferred shares. Additionally, the constructive ownership rules for these limits are complex and groups of related individuals or entities may be deemed a single owner and consequently in violation of the share ownership limits. We recommend that you read "RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS" on page 11 of this prospectus for a detailed description of the share ownership limits.

        Adverse Legislative or Regulatory Tax Changes. At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a shareholder. Recently enacted legislation reduces individual tax rates applicable to certain corporate dividends. REIT dividends generally would not be eligible for reduced rates because a REIT's income generally is not subject to corporate level tax. As a result, investment in non-REIT corporations may be relatively more attractive than investment in REITs. This could adversely affect the market price of our shares.

                                 USE OF PROCEEDS

        We will not receive any proceeds from the issuance of the common shares covered by this prospectus.

                              PLAN OF DISTRIBUTION

        This prospectus relates to our offering of up to 63,244 common shares if, and to the extent that, the holders of an equal number of OP units submit such OP units for redemption. We will not receive proceeds from any issuance of common shares in exchange for OP units (but we will acquire the OP units submitted for redemption).

        We are registering the common shares covered by this prospectus in order to permit the recipient thereof to sell such shares without restriction, in the open market or otherwise. However, the registration of such common shares does not necessarily mean that any of the OP units will be submitted for redemption or that any of such common shares to be issued upon such redemption will be offered or sold by the recipient thereof.

        The recipient of the common shares covered by this prospectus, and any agents or broker-dealers that participate with them in the distribution of such common shares, may be deemed "underwriters" within the meaning of the Securities Act and any commissions received by them on the resale of such common shares may be deemed to be underwriting commissions or discounts under the Securities Act.

                        DESCRIPTION OF OUR COMMON SHARES

        The following summary of the material terms and provisions of our common shares does not purport to be complete and is subject to the detailed provisions of our declaration of trust and our by-laws, each of which is incorporated by reference into this prospectus. You should carefully read each of these documents in order to fully understand the terms and provisions of our common shares. For information on incorporation by reference, and how to obtain copies of these documents, see the sections entitled "WHERE YOU CAN FIND MORE INFORMATION" on page 35 of this prospectus and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" on page 35 of this prospectus.

General

        Under our declaration of trust, our board of trustees has authority to issue 80,000,000 common shares. Under Maryland law, our shareholders generally are not responsible for our debts or obligations as a result of their status as shareholders.

Terms

        Subject to the preferential rights of any other shares or series of equity securities and to the provisions of our declaration of trust regarding excess shares, holders of our common shares are entitled to receive dividends on our common shares if, as and when authorized and declared by our board of trustees out of assets legally available therefor and to share ratably in those of our assets legally available for distribution to our shareholders in the event that we liquidate, dissolve or wind up, after payment of, or adequate provision for, all of our known debts and liabilities and the amount to which holders of any class of shares classified or reclassified or having a preference on distributions in liquidation, dissolution or winding up have a right.

        Subject to the provisions of our declaration of trust regarding excess shares, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees and, except as otherwise required by law or except as otherwise provided in our declaration of trust with respect to any other class or series of shares, the holders of our common shares will possess exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of our outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining common shares will not be able to elect any trustees.

        Holders of our common shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

        We furnish our shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm.

        Subject to the provisions of our declaration of trust regarding excess shares, all of our common shares will have equal dividend, distribution, liquidation and other rights and will have no preference, appraisal or exchange rights.

        Pursuant to the Maryland REIT Law, a real estate investment trust generally cannot amend its declaration of trust or merge unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in our declaration of trust. Our declaration of trust provides that those actions, with the exception of certain amendments to our declaration of trust for which a higher vote requirement has been set, will be valid and effective if authorized by holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

Restrictions on Ownership

        For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (which is commonly referred to as the Code), not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS" beginning on page 11 of this prospectus.

Transfer Agent

        The transfer agent and registrar for our common shares is Mellon Investor Services, LLC.

     RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS

Restrictions Relating To REIT Status

        For us to qualify as a REIT under the Code, among other things, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To assist us in continuing to remain a qualified REIT, our declaration of trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of our equity shares, defined as common shares or preferred shares. We refer to this restriction as the Ownership Limit. Our board of trustees may waive the Ownership Limit if evidence satisfactory to our board of trustees and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Any transfer of equity shares or any security convertible into equity shares that would create a direct or indirect ownership of equity shares in excess of the Ownership Limit or that would result in our disqualification as a REIT, including any transfer that results in the equity shares being owned by fewer than 100 persons or results in us being "closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to such equity shares. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        Equity shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit, will automatically be exchanged for excess shares that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares of our capital stock may be ultimately transferred without violating the Ownership Limit. While the excess shares are held in trust, they will not be entitled to vote, they will not be considered for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, they will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of excess shares prior to our discovery that equity shares have been transferred in violation of the provisions of our declaration of trust will be repaid to us upon demand. The excess shares are not treasury shares, but rather constitute a separate class of our issued and outstanding shares. The original transferee-shareholder may, at any time the excess shares are held by us in trust, transfer the interest in the trust representing the excess shares to any individual whose ownership of the equity shares exchanged into such excess shares would be permitted under our declaration of trust, at a price not in excess of the price paid by the original transferee-shareholder for the equity shares that were exchanged into excess shares, or, if the transferee-shareholder did not give value for such shares, a price not in excess of the market price (as determined in the manner set forth in our declaration of trust) on the date of the purported transfer. Immediately upon the transfer to the permitted transferee, the excess shares will automatically be exchanged for equity shares of the class from which they were converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.

        In addition to the foregoing transfer restrictions, we will have the right, for a period of 90 days during the time any excess shares are held by us in trust, to purchase all or any portion of the excess shares from the original transferee-shareholder for the lesser of the price paid for the equity shares by the original transferee-shareholder or the market price (as determined in the manner set forth in our declaration of trust) of the equity shares on the date we exercise our option to purchase. The 90-day period begins on the date on which we receive written notice of the transfer or other event resulting in the exchange of equity shares for excess shares.

        Each shareholder will be required, upon demand, to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as our board of trustees deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        This Ownership Limit may have the effect of precluding an acquisition of control unless our board of trustees determines that maintenance of REIT status is no longer in our best interests.

Authorized Capital

        Under our declaration of trust, we have authority to issue up to 130,000,000 shares of beneficial interest par value $0.0001 per share, of which 80,000,000 shares are classified as common shares, 40,000,000 shares are classified as excess shares and 10,000,000 shares are classified as preferred shares, of which 3,160,000 shares are designated as the Series B Preferred Shares. We may issue such shares (other than reserved shares) from time to time in the discretion of our board of trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated preferred shares may be issued in one or more additional classes with such designations, preferences and relative, participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as will be fixed by our board of trustees. Our board of trustees is authorized to classify and reclassify any unissued shares of our capital stock by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares. This authority includes, without limitation, subject to the provisions of our declaration of trust, authority to classify or reclassify any unissued shares into a class or classes of preferred shares, preference shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of that class.

        In some circumstances, the issuance of preferred shares, or the exercise by our board of trustees of its right to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for our common shares or seeking to change incumbent management.

Maryland Law

        Maryland law includes certain other provisions which may also discourage a change in control of management. Maryland law provides that, unless an exemption applies, we may not engage in any "business combination" with an "interested stockholder" or any affiliate of an interested stockholder for a period of five years after the interested stockholder became an interested stockholder, and thereafter may not engage in a business combination with such interested stockholder unless the combination is recommended by our board of trustees and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by the holders of all of our outstanding voting shares, and
(ii) 66 2/3% of the votes entitled to be cast by all holders of outstanding voting shares other than voting shares held by the interested stockholder. An "interested stockholder" is defined, in essence, as any person owning beneficially, directly or indirectly, 10% or more of the outstanding voting shares of a Maryland real estate investment trust. The voting requirements do not apply at any time to business combinations with an interested stockholder or its affiliates if approved by our board of trustees prior to the time the interested stockholder first became an interested stockholder. Additionally, if the business combination involves the receipt of consideration by our shareholders in exchange for common shares that satisfies certain "fair price" conditions, such supermajority voting requirements do not apply.

        Maryland law provides that "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or trustees who are employees of the trust. "Control shares" are voting shares that, if aggregated with all other shares previously acquired by that person, would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

        o   one-tenth or more but less than one-third;

        o   one-third or more but less than a majority; or

        o   a majority or more of all voting power.

        Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval.

        A "control share acquisition" means the acquisition of ownership of or the power to direct the exercise of voting power of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the trust's board of trustees to call a special meeting of shareholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders' meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as permitted by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

        The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or to acquisitions approved or exempted by our declaration of trust or by-laws prior to the control share acquisition. No such exemption appears in our declaration of trust or by-laws. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer.

Certain Elective Provisions of Maryland Law

        Publicly-held Maryland statutory real estate investment trusts ("REITs") may elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a Maryland REIT in its declaration of trust or bylaws ("charter documents") or by resolution adopted by its board of trustees so long as the REIT has at least three trustees who, at the time of electing to be subject to the provisions, are not:

          o  officers or employees of the REIT;

          o  persons seeking to acquire control of the REIT;

          o trustees, officers, affiliates or associates of any person seeking to acquire control; or

          o nominated or designated as trustees by a person seeking to acquire control.

        Articles supplementary must be filed with the Maryland State Department of Assessments and Taxation if a Maryland REIT elects to be subject to any or all of the provisions by board resolution or bylaw amendment. Shareholder approval is not required for the filing of these articles supplementary.

        The Maryland law provides that a REIT can elect to be subject to all or any portion of the following provisions, notwithstanding any contrary provisions contained in that REIT's existing charter documents:

        Classified Board: The REIT may divide its board into three classes which, to the extent possible, will have the same number of trustees, the terms of which will expire at the third annual meeting of shareholders after the election of each class;

        Two-thirds Shareholder Vote to Remove Trustees Only for Cause: The shareholders may remove any trustee only by the affirmative vote of at least two-thirds of all votes entitled to be cast by the shareholders generally in the election of trustees, but a trustee may not be removed without cause;

        Size of Board Fixed by Vote of Board: The number of trustees will be fixed only by resolution of the board;

        Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee, may be filled only by the affirmative vote of a majority of the remaining trustees even if they do not constitute a quorum. Trustees elected to fill vacancies will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred, as opposed to until the next annual meeting of shareholders, and until a successor is elected and qualified; and

        Shareholder Calls of Special Meetings: Special meetings of shareholders may be called by the secretary of the REIT only upon the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting and only in accordance with procedures set out in the Maryland General Corporation Law.

        We have not elected to be governed by these specific provisions. However, our declaration of trust and/or bylaws, as applicable, already provide for an 80% vote to remove trustees only for cause, and that the number of trustees may be determined by a resolution of our Board, subject to a minimum number. In addition, we can elect to be governed by any or all of the provisions of the Maryland law at any time in the future.

                             DESCRIPTION OF OP UNITS

        The material terms of the OP units, including a summary of certain provisions of the Agreement of Limited Partnership of LCIF, which we refer to as the Partnership Agreement, as in effect as of the date of this prospectus, are set forth below. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of Delaware law and the Partnership Agreement. For a comparison of the voting and other rights of holders of OP units, whom we refer to as unitholders or limited partners, and our shareholders, see "COMPARISON OF OWNERSHIP OF OP UNITS AND COMMON SHARES" beginning on page 19 of this prospectus.

General

        We are the sole equity owner of Lex GP-1 Trust (Lex GP-1), a Delaware statutory trust, which is the general partner of LCIF and holds, as of the date of this prospectus, a 1% interest in LCIF. We are also the sole equity owner of Lex LP-1 Trust (Lex LP-1), a Delaware statutory trust, which holds, as of the date of this prospectus, approximately 85% of the OP unit interest in LCIF. We indirectly hold OP units through these entities.

Issuance of OP Units

        Our operating partnership structure enables us to acquire property by issuing OP units to a property owner as a form of consideration. All of the OP units which have been issued as of the date of this prospectus are redeemable, at the option of the holders thereof, on a one-for-one basis (subject to certain anti-dilution adjustments) for common shares at various times, and certain OP units require us to pay distributions to the holders thereof (although certain OP units currently outstanding do not require the payment of distributions). As a result, our cash available for distribution to shareholders is reduced by the amount of the distributions required by the terms of such OP units, and the number of common shares that will be outstanding in the future is expected to increase, from time to time, as such OP units are redeemed for common shares. The general partner of LCIF has the right to redeem the OP units held by all, but not less than all, of the unitholders (other than those unitholders identified as the "Special Limited Partners" in the Partnership Agreement) under certain circumstances, including but not limited to a merger, sale of assets or other transaction by the Company or LCIF which would result in a change of beneficial ownership in the Company or LCIF by 50% or more.

        Unitholders hold OP units in LCIF, and all unitholders are entitled to share in the profits and losses of LCIF.

        Unitholders have the rights to which limited partners are entitled under the Partnership Agreement and the Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act. The OP units have not been registered pursuant to the federal or state securities laws and are not listed on any exchange or quoted on any national market system.

        As of the date of this prospectus, there are 5,385,747 OP units outstanding, of which in addition to the 63,244 OP units to which this prospectus relates, 4,770,287 are also currently redeemable for common shares. The average annualized distribution per OP unit is $1.25. Of the total OP units, 1,708,212 OP units are owned by our affiliates, including two members of our Board of Trustees.

Purposes, Business And Management

        The purpose of LCIF includes the conduct of any business that may be conducted lawfully by a limited partnership formed under the Delaware Act, except that the Partnership Agreement requires the business of LCIF to be conducted in such a manner that will permit us to continue to be classified as a REIT under Sections 856 through 860 of the Code, unless we cease to qualify as a REIT for reasons other than the conduct of the business of LCIF. Subject to the foregoing limitation, LCIF may enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

        We, as sole equity owner of the general partner of LCIF, have exclusive power and authority to conduct the business of LCIF, subject to the consent of the limited partners in certain limited circumstances discussed below.

No limited partner may take part in the operation, management or control of the business of LCIF by virtue of being a unitholder.

Ability To Engage In Other Businesses; Conflicts Of Interest

        The general partner may acquire assets directly and engage in activities outside of LCIF, including activities in direct or indirect competition with LCIF. Other persons (including our officers, trustees, employees, agents and other affiliates) are not prohibited under the Partnership Agreement from engaging in other business activities and will not be required to present any business opportunities to LCIF.

Distributions; Allocations Of Income And Loss

        Generally, unitholders are allocated and distributed amounts with respect to their OP units which approximate the amount of distributions made with respect to the same number of our common shares, as determined in the manner provided in the Partnership Agreement and subject to certain restrictions and exceptions for certain limited partners. Remaining amounts available for distribution are generally allocated to the general partner.

Borrowing By The Partnership

        The general partner has full power and authority to cause LCIF to borrow money and to issue and guarantee debt.

Reimbursement Of Expenses; Transactions With The General Partner And Its Affiliates

        Neither Lex GP-1 nor the Company receives any compensation for Lex GP-1's services as general partner of LCIF. Lex GP-1 and Lex LP-1, however, as partners in LCIF, have the same right to allocations and distributions as other partners of LCIF. In addition, LCIF will reimburse Lex GP-1 and the Company for all expenses incurred by them related to the ownership and operation of, or for the benefit of, LCIF. In the event that certain expenses are incurred for the benefit of LCIF and other entities (including us), such expenses are allocated by us, as sole equity owner of the general partner of LCIF, to LCIF and such other entities in a manner as we, as sole equity owner of the general partner of LCIF, in our sole and absolute discretion deem fair and reasonable. We have guaranteed the obligations of LCIF in connection with the redemption of OP units pursuant to the Partnership Agreement.

        We and our affiliates may engage in any transactions with LCIF subject to the fiduciary duties established under applicable law.

Liability Of General Partner And Limited Partners

        Lex GP-1, as the general partner of LCIF, is ultimately liable for all general recourse obligations of LCIF to the extent not paid by LCIF. Lex GP-1 is not liable for the nonrecourse obligations of LCIF. The limited partners of LCIF are not required to make additional contributions to LCIF. Assuming that a limited partner does not take part in the control of the business of LCIF and otherwise acts in conformity with the provisions of the Partnership Agreement, the liability of the limited partner for obligations of LCIF under the Partnership Agreement and the Delaware Act is generally limited, subject to certain limited exceptions, to the loss of the limited partner's investment in LCIF represented by his or her OP units. LCIF will operate in a manner the general partner deems reasonable, necessary and appropriate to preserve the limited liability of the limited partners.

Exculpation And Indemnification Of The General Partner

        Generally, Lex GP-1, as general partner of LCIF (and the Company as the sole equity owner of the general partner of LCIF) will incur no liability to LCIF or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we carried out our duties in good faith. In addition, Lex GP-1 and the Company are not responsible for any misconduct or negligence on the part of their agents, provided Lex GP-1 and the Company appointed such agents in good faith. Lex GP-1 and the Company may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it takes or omits to take in reliance upon the opinion of such persons, as to matters that

Lex GP-1 and the Company reasonably believe to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

        The Partnership Agreement also provides that LCIF will indemnify Lex GP-1 and the Company, the directors, trustees and officers of Lex GP-1 and the Company, and such other persons as Lex GP-1 and the Company may from time to time designate to the fullest extent permitted under the Delaware Act.

Sales Of Assets

        Under the Partnership Agreement, Lex GP-1 generally has the exclusive authority to determine whether, when and on what terms the assets of LCIF will be sold. LCIF, however, is prohibited under the Partnership Agreement and certain contractual agreements from selling certain assets, except in certain limited circumstances. Lex GP-1 may not consent to a sale of all or substantially all of the assets of LCIF, or a merger of LCIF with another entity, without the consent of a majority in interest of the Special Limited Partners.

Removal Of The General Partner; Restrictions on Transfer By The General Partner Or The Company

        The Partnership Agreement provides that the limited partners may not remove Lex GP-1 as general partner of LCIF. Lex GP-1 may not transfer any of its interests as the general partner of LCIF, and Lex LP-1 may not transfer any of its interests as a limited partner in LCIF, except to each other or to the Company. We also may not sell all or substantially all of our assets, or enter into a merger, unless the sale or merger includes the sale of all or substantially all of the assets, or the merger, of LCIF in pursuant to which unitholders receive substantially the same consideration as shareholders.

Restrictions On Transfer Of OP Units By Unitholders

        Unitholders now may transfer, subject to certain limitations, the economic rights associated with their OP units without the consent of the general partner, thereby eliminating the ability of the general partner to block, except in very limited circumstances, such assignments. However, a transferee will not be admitted to LCIF as a substituted limited partner without the consent of the general partner. In addition, unitholders may dispose of their OP units by exercising their rights to have their OP units redeemed for common shares. See "REDEMPTION OF OP UNITS" below.

Issuance Of Additional Limited Partnership Interests

        Lex GP-1 is authorized, in its sole and absolute discretion and without the consent of the limited partners, to cause LCIF to issue additional OP units to any limited partners or any other persons for such consideration and on such terms and conditions as Lex GP-1 deems appropriate. In addition, Lex GP-1 may cause LCIF to issue additional partnership interests in different series or classes, which may be senior to the OP units. Subject to certain exceptions, no additional OP units may be issued to the Company, Lex GP-1 or Lex LP-1.

Meetings; Voting

        The Partnership Agreement provides that limited partners may not take part in the operation, management or control of LCIF's business. The Partnership Agreement does not provide for annual meetings of the limited partners, and LCIF does not anticipate calling such meetings.

Amendment Of The Partnership Agreement

        The Partnership Agreement may be amended with the consent of Lex GP-1, Lex LP-1 and a majority in interest of the Special Limited Partners. Notwithstanding the foregoing, Lex GP-1 has the power, without the consent of limited partners, to amend the Partnership Agreement in certain limited circumstances.

Dissolution, Winding Up And Termination

        LCIF will continue indefinitely, unless sooner dissolved and terminated. LCIF will be dissolved, and its affairs wound up upon the occurrence of the earliest of: (1) the withdrawal of Lex GP-1 as general partner (except in certain limited circumstances); (2) the sale of all or substantially all of LCIF's assets and properties; or (3) the entry of a decree of judicial dissolution of LCIF pursuant to the provisions of the Delaware Act. Upon dissolution,

Lex GP-1, as general partner, or any person elected as liquidator by a majority in interest of the limited partners, will proceed to liquidate the assets of LCIF and apply the proceeds therefrom in the order of priority set forth in the Partnership Agreement.

                             REDEMPTION OF OP UNITS

General

        Each unitholder may, subject to certain limitations, require that LCIF redeem its OP units, by delivering a notice to LCIF. We have guaranteed LCIF's obligation to redeem OP units covered by any such notice. Upon redemption, such unitholder will receive one common share (subject to certain anti-dilution adjustments) in exchange for each OP unit held by such unitholder.

        LCIF and the Company will satisfy any redemption right exercised by a unitholder through our issuance of common shares, whether pursuant to this prospectus or otherwise, whereupon we will acquire, and become the owner of, the OP units being redeemed. Such an acquisition of OP units by us will be treated as a sale of the OP units by the redeeming unitholders to us for federal income tax purposes. See "-- Tax Treatment of Redemption of OP Units" below. Upon redemption, such unitholder's right to receive distributions from LCIF with respect to the OP units redeemed will cease. The unitholder will have rights to dividend distributions as a shareholder of the Company from the time of its acquisition of common shares in exchange for the redemption of its OP units.

        A unitholder must notify Lex GP-1 and us of its desire to require LCIF to redeem OP units by sending a notice in the form attached as an exhibit to the Partnership Agreement, a copy of which is available from us. A unitholder must request the redemption of at least 1,000 OP units, or, if the unitholder holds fewer than 1,000 OP units, all OP units held by such holder. No redemption can occur if the delivery of common shares would be prohibited under the provisions of the declaration of trust designed to protect our qualification as a REIT.

Tax Treatment Of Redemption Of OP Units

        The following discussion summarizes certain federal income tax considerations that may be relevant to a unitholder that exercises its right to redeem OP units.

        The Partnership Agreement provides that the redemption of OP units will be treated by us, LCIF and the redeeming unitholder as a sale of OP units by such unitholder to us at the time of the redemption. Such sale will be fully taxable to the redeeming unitholder.

        The determination of gain or loss from the sale or other disposition will be based on the difference between the unitholder's amount realized for tax purposes and his tax basis in such OP units. The amount realized will be measured by the fair market value of property received (e.g., the common shares) plus the portion of LCIF's liabilities allocable to the OP units sold. In general, a unitholder's tax basis is based on the cost of the OP units, adjusted for the unitholder's allocable share of Operating Partnership's income, loss, distributions and liabilities, and can be determined by reference to LCIF's Schedule K-1's. To the extent that the amount realized exceeds the unitholder's basis for the OP units disposed of, such unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the fair market value of the common shares received upon such disposition. EACH UNITHOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES RESULTING FROM A REDEMPTION OF ITS OP UNITS.

        Generally, any gain recognized upon a sale or other disposition of OP units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of OP units attributable to a unitholder's share of "unrealized receivables" of LCIFs (as defined in Section 751 of the Code) exceeds the basis attributable to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership's income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if LCIF had sold its assets at their fair market value at the time of the transfer of OP units.

        For individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange of a long-term capital asset (i.e., a capital asset held for more than 12 months) is 15%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions for "unrecaptured Section 1250 gain" (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules). Treasury Regulations provide that individuals, trusts and estates are subject to a 25% tax to the extent of their allocable share of unrecaptured Section 1250 gain immediately prior to their sale or disposition of the OP units (the "25% Amount"). Provided that the OP units are held as a long-term capital asset, such unitholders would be subject to a maximum rate of tax of 15% of the difference, if any, between any gain on the sale or disposition of the OP units and the 25% Amount.

        There is a risk that a redemption by LCIF of OP units issued in exchange for a contribution of property to LCIF may cause the original transfer of property to LCIF in exchange for OP units to be treated as a "disguised sale" of property. Section 707 of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale. EACH UNITHOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR TO DETERMINE WHETHER A REDEMPTION OF OP UNITS COULD BE SUBJECT TO THE DISGUISED SALE REGULATIONS.

                               REGISTRATION RIGHTS

        We have filed the registration statement of which this prospectus is a part pursuant to our obligations under the Partnership Agreement in conjunction with certain agreements entered into in connection with the acquisition of certain properties. Under these agreements, executed in conjunction with the parties listed therein, we are obligated to use our reasonable efforts to keep the registration statement continuously effective for a period expiring on the date on which all of the OP units covered by these agreements have been redeemed pursuant to the registration statement. Any common shares that have been sold pursuant to such agreements, or have been otherwise transferred and new certificates for them have been issued without legal restriction on further transfer of such shares, will no longer be entitled to the benefits of those agreements.

        We have no obligation under these agreements to retain any underwriter to effect the sale of the shares covered thereby and the registration statement will not be available for use for an underwritten public offering of such shares.

        Pursuant to these agreements, we agreed to pay all expenses of effecting the registration of the common shares covered by this prospectus (other than underwriting discounts and commissions, fees and disbursements of counsel, and transfer taxes, if any) pursuant to the registration statement.

              COMPARISON OF OWNERSHIP OF OP UNITS AND COMMON SHARES

        The information below highlights a number of the significant differences between LCIF and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation, and compares certain legal rights associated with the ownership of OP units and common shares, respectively. These comparisons are intended to assist unitholders in understanding how their investment will be changed if their OP units are redeemed for common shares. This discussion is summary in nature and does not constitute a complete discussion of these matters, and unitholders should carefully review the balance of this prospectus and the registration statement of which this prospectus is a part for additional important information about the Company.




           THE OPERATING PARTNERSHIP                               THE COMPANY

                                FORM OF ORGANIZATION AND ASSETS OWNED
                                -------------------------------------

LCIF is organized as a Delaware limited                 We are a Maryland statutory real estate
partnership. LCIF owns interests (directly and          investment trust. We believe that we have
indirectly through subsidiaries) in properties.         operated so as to qualify as a REIT under the
                                                        Code, commencing with our taxable year ended
                                                        December 31, 1993, and intend to continue to
                                                        so operate. Our indirect interest in LCIF
                                                        gives us an indirect investment in the
                                                        properties owned by LCIF. In addition, we
                                                        own (either directly or indirectly through
                                                        interests in subsidiaries other than LCIF)
                                                        interests in other properties.

                                         LENGTH OF INVESTMENT
                                         --------------------

LCIF has a perpetual term, unless sooner                We have a perpetual term and intend to
dissolved and terminated.                               continue our operations for an indefinite
                                                        time period.

                                  PURPOSE AND PERMITTED INVESTMENTS
                                  ---------------------------------

LCIF's purpose is to conduct any business that          Our purposes are to engage in the real estate
may be lawfully conducted by a limited                  business and lawful activities incidental
partnership organized pursuant to the Delaware          thereto, and to engage in any lawful activity
Act, provided that such business is to be               permitted under the applicable laws of the
conducted in a manner that permits us to be             State of Maryland.  We are permitted by the
qualified as a REIT unless we cease to qualify          Partnership Agreement to engage in activities
as REIT for reason other than the conduct of            not related to the business of LCIF,
LCIF's business. LCIF may not take, or refrain          including activities in direct or indirect
from taking, any action which, in the judgment          competition with LCIF, and may own assets
of the general partner (which is wholly-owned           other than our interest in LCIF and such
by us) (i) could adversely affect our ability           other assets necessary to carry out our
to continue to qualify as a REIT, (ii) could            responsibilities under the Partnership
subject the general partner to any additional           Agreement and our declaration of trust. In
taxes under Section 857 or Section 4981 of the          addition, we have no obligation to present
Code, or any other Section of the Code, or              opportunities to LCIF and the unitholders
(iii) could violate any law or regulation of            have no rights by virtue of the Partnership
any governmental body (unless such action, or           Agreement in any of our outside business
inaction, is specifically consented to by the           ventures.
general partner).

                                          ADDITIONAL EQUITY
                                          -----------------

LCIF is authorized to issue OP units and other          The Board of Trustees may issue, in its
partnership interests (including partnership            discretion, additional equity securities
interests of different series or classes that           consisting of common shares and/or preferred
may be senior to OP units) as determined by             shares. However, the total number of shares
the general partner, in its sole discretion.            issued may not exceed the authorized number
                                                        of shares of capital stock set forth in our
                                                        declaration of trust. The proceeds of equity
                                                        capital raised by us are not required to be
                                                        contributed to LCIF; provided, however, that
                                                        if we desire to increase our ownership of OP
                                                        units, we may only do so by contributing the
                                                        proceeds of equity capital raised by us.



                                          BORROWING POLICIES
                                          ------------------

LCIF has no restrictions on borrowings, and the         Neither our declaration of trust nor our
general partner has full power and authority to         by-laws impose any restrictions on our
borrow money on behalf of LCIF.                         ability to borrow money. We are not required
                                                        to incur our indebtedness through LCIF.

                                    OTHER INVESTMENT RESTRICTIONS
                                    -----------------------------

Other than restrictions precluding investments          Neither our declaration of trust nor our
by LCIF that would adversely affect our                 by-laws impose any restrictions upon the
qualification as a REIT, there are no                   types of investments made by us.
restrictions upon LCIF's authority to enter
into certain transactions, including among
others, making investments, lending Operating
Partnership funds, or reinvesting LCIF's cash
flow and net sale or refinancing proceeds.

                                          MANAGEMENT CONTROL
                                          ------------------

All management powers over the business and             The Board of Trustees has exclusive control
affairs of LCIF are vested in the general               over our business and affairs subject only to
partner of LCIF, and no limited partner of LCIF         the restrictions in our declaration of trust
has any right to participate in or exercise             and by-laws. The Board of Trustees consists
control or management power over the business           of nine trustees, which number may be
and affairs of LCIF except that (1) the general         increased or decreased by vote of at least a
partner of LCIF may not consent to the                  majority of the entire Board of Trustees
participation of LCIF in any merger,                    pursuant to our by-laws, but may never be
consolidation or other combination with or into         fewer than the minimum permitted by the
another person or entity, or a sale of all or           Maryland REIT Law. At each annual meeting of
substantially all of LCIF's assets without the          our shareholders, the successors of the class
consent of a majority in interest of the                of trustees whose terms expire at that
Special Limited Partners, and (2) there are             meeting will be elected. The policies adopted
certain limitations on the ability of the               by the Board of Trustees may be altered or
general partner of LCIF to cause or permit LCIF         eliminated without a vote of the
to dissolve. See "--VOTING RIGHTS--VOTE REQUIRED        shareholders. Accordingly, except for their
TO DISSOLVE THE OPERATING PARTNERSHIP OR THE            vote in the elections of trustees,
COMPANY" below. The general partner may not be          shareholders have no control over our
removed by the limited partners of LCIF with or         ordinary business policies.
without cause.

                                           FIDUCIARY DUTIES
                                           ----------------

Under Delaware law, the general partner of LCIF         Under Maryland law, the trustees must perform
is accountable to LCIF as a fiduciary and,              their duties in good faith, in a manner that
consequently, is required to exercise good              they reasonably believe to be in the best
faith and integrity in all of its dealings with         interests of the Company and with the care
respect to partnership affairs. However, under          that an ordinarily prudent person in a like
the Partnership Agreement, the general partner          position would use under similar
may, but is under no obligation to, take into           circumstances.  Trustees of the Company who
account the tax consequences to any partner of          act in such a manner generally will not be
any action taken by it, and the general partner         liable to the Company for monetary damages
is not liable for monetary damages for losses           arising from their activities.
sustained or liabilities incurred by partners
as a result of errors of judgment or of any act
or omission, provided that the general partner
has acted in good faith.



                               MANAGEMENT LIABILITY AND INDEMNIFICATION
                               ----------------------------------------

Under Delaware law, the general partner has             Under our declaration of trust, the liability
liability for the payment of the obligations            of the Company's trustees and officers to the
and debts of LCIF unless limitations upon such          Company and its shareholders for money
liability are stated in the document or                 damages is limited to the fullest extent
instrument evidencing the obligation. Under the         permitted under Maryland law. Under our
Partnership Agreement, LCIF has agreed to               declaration of trust we have agreed to
indemnify the general partner and the Company,          indemnify trustees and officers, to the
and any director or officer of the general              fullest extent permitted under Maryland law
partner or the Company to the fullest extent            and to indemnify our other employees and
permitted under the Delaware Act. The                   agents to such extent as authorized by our
reasonable expenses incurred by an indemnitee           Board of Trustees or our by-laws, but only to
may be reimbursed by LCIF in advance of the             the extent permitted under applicable law.
final disposition of the proceeding upon
receipt by LCIF of a written affirmation by
such indemnitee of his, her or its good faith
belief that the standard of conduct necessary
for indemnification has been met and a written
undertaking by such indemnitee to repay the
amount if it is ultimately determined that such
standard was not met.

                                       ANTI-TAKEOVER PROVISIONS
                                       ------------------------

Except in limited circumstances (see "--VOTING          Our declaration of trust and by-laws contain
RIGHTS" below), the general partner of LCIF has         a number of provisions that may have the
exclusive management power over the business            effect of delaying or discouraging an
and affairs of LCIF. The general partner may            unsolicited proposal for the acquisition of
not be removed by the limited partners with or          the Company or the removal of incumbent
without cause. Under the Partnership Agreement,         management. These provisions include, among
a limited partner may transfer his or her               others: (1) authorized capital shares that
interest as a limited partner (subject to               may be issued as Preferred Shares in the
certain limited exceptions set forth in the             discretion of the Board of Trustees, with
Partnership Agreement), without obtaining the           superior voting rights to the common shares;
approval of the general partner except that the         (2) a requirement that trustees may be
general partner may, in its sole discretion,            removed only for cause and only by the
prevent the admission of transferees to LCIF as         affirmative vote of the holders of at least
substituted limited partners.                           80% of the combined voting power of all
                                                        classes of shares of beneficial interest
                                                        entitled to vote in the election of
                                                        trustees; and (3) provisions designed to
                                                        avoid concentration of share ownership in a
                                                        manner that would jeopardize our status as a
                                                        REIT under the Code.

                                            VOTING RIGHTS
                                            -------------

All decisions relating to the operation and             The Company is managed and controlled by a
management of LCIF are made by the general              Board of Trustees presently consisting of
partner. See "DESCRIPTION OF OP UNITS"                  nine members. Each trustee is to be elected
beginning on page 15 of this prospectus. As of          by the shareholders at annual meetings of the
the date of this prospectus, we held, through           Company. Maryland law requires that certain
various subsidiaries, approximately 86% of the          major corporate transactions, including most
outstanding OP units. As OP units are redeemed          amendments to the declaration of trust, may
by unitholders, the Company's percentage                not be consummated without the approval of
ownership of LCIF will increase.                        shareholders as set forth below. All common
                                                        shares have one vote, and the declaration of
                                                        trust permits the Board of Trustees to
                                                        classify and issue preferred shares in one
                                                        or more series having voting power which may
                                                        differ from that of the common shares. See
                                                        "DESCRIPTION OF OUR COMMON SHARES" beginning
                                                        on page 9 of this prospectus.

        The following is a comparison of the voting rights of the limited partners of LCIF and the shareholders of the Company as they relate to certain major transactions:


        A.      AMENDMENT OF THE PARTNERSHIP AGREEMENT OR THE DECLARATION OF
TRUST.

The Partnership Agreement may be amended with           Amendments to our declaration of trust must
the consent of Lex GP-1, Lex LP-1 and a                 be approved by the Board of Trustees and
majority in interest of the Special Limited             generally by at least a majority of the votes
Partners.  Certain amendments that affect the           entitled to be cast on that matter at a
fundamental rights of a limited partner must be         meeting of shareholders.
approved by each affected limited partner. In
addition, the general partner may, without the
consent of the limited partners, amend the
Partnership Agreement as to certain ministerial
matters.

        B.      VOTE REQUIRED TO DISSOLVE OR TERMINATE THE OPERATING PARTNERSHIP
OR THE COMPANY.

LCIF may be dissolved upon the occurrence of            The Company may be terminated only upon the
certain events, none of which require the               affirmative vote of the holders of two-thirds
consent of the limited partners.                        of the outstanding common shares.


        C.      VOTE REQUIRED TO SELL ASSETS OR MERGE.

Under the Partnership Agreement, the sale,              Under Maryland law, the sale of all or
exchange, transfer or other disposition of all          substantially all of our assets, or a merger
or substantially all of LCIF's assets, or a             or consolidation of the Company, requires the
merger or consolidation of LCIF, require the            approval of the Board of Trustees and the
consent of a majority in interest of the                holders of a majority of the outstanding
Special Limited Partners. The general partner           common shares. No approval of the
of LCIF has the exclusive authority the sell            shareholders is required for the sale of less
individual assets of LCIF.                              than all or substantially all of our assets.

                                 COMPENSATION, FEES AND DISTRIBUTIONS
                                 ------------------------------------

The general partner does not receive any                Our non-employee trustees and our officers
compensation for its services as general                receive compensation for their services.
partner of LCIF. As a partner in LCIF, however,
the general partner has the same right to
allocations and distributions as other partners
of LCIF. In addition, LCIF will reimburse the
general partner (and the Company) for all
expenses incurred relating to the ownership and
operation of LCIF and any other offering of
additional partnership interests in LCIF.

                                        LIABILITY OF INVESTORS
                                        ----------------------

Under the Partnership Agreement and applicable          Under Maryland law, shareholders are not
state law, the liability of the limited partners        personally liable for the debts or
for LCIF's debts and obligations is generally           obligations of the Company.
limited to the amount of their investment in LCIF.


                                         NATURE OF INVESTMENT
                                         --------------------

The OP units constitute equity interests in             Common shares constitute equity interests in
LCIF. Generally, unitholders are allocated and          the Company. We are entitled to receive our
distributed amounts with respect to their OP            pro rata share of distributions made by LCIF
units which approximate the amount of                   with respect to OP units held by us, and by
distributions made with respect to the same             our other direct subsidiaries. Each
number of our common shares, as determined in           shareholder will be entitled to his pro rata
the manner provided in the Partnership                  share of any dividends or distributions paid
Agreement and subject to certain restrictions           with respect to the common shares. The
and exceptions for certain limited partners.            dividends payable to the shareholders are not
LCIF generally intends to retain and reinvest           fixed in amount and are only paid if, when
proceeds of the sale of property or excess              and as declared by the Board of Trustees. In
refinancing proceeds in its business.                   order to continue to qualify as a REIT, we
                                                        generally must distribute at least 90% of
                                                        our net taxable income (excluding capital
                                                        gains), and any taxable income (including
                                                        capital gains) not distributed will be
                                                        subject to corporate income tax.

                                     POTENTIAL DILUTION OF RIGHTS
                                     ----------------------------

The general partner of LCIF is authorized, in           The Board of Trustees may issue, in its
its sole discretion and without limited partner         discretion, additional shares, and has the
approval, to cause LCIF to issue additional Op          authority to issue from authorized capital a
units and other equity securities for any               variety of other equity securities of the
partnership purpose at any time to the limited          Company with such powers, preferences and
partners or to other persons (including the             rights as the Board of Trustees may designate
general partner under certain circumstances set         at the time. The issuance of either
forth in the Partnership Agreement).                    additional common shares or other similar
                                                        equity securities may result in the dilution
                                                        of the interests of the shareholders.

                                              LIQUIDITY
                                              ---------

Limited partners may generally transfer their           The common shares covered by this prospectus
OP units without the general partner's consent,         will be freely transferable as registered
except that the general partner may, in its             securities under the Securities Act. Our
sole discretion, prevent the admission of               common shares are listed on the NYSE. The
transferees to LCIF as substituted limited              breadth and strength of this secondary market
partners. Certain limited partners have the             will depend, among other things, upon the
right to tender their OP units for redemption           number of shares outstanding, our financial
by LCIF at certain times, as specified in the           results and prospects, the general interest
Partnership Agreement. See "REDEMPTION OF OP            in the Company's and other real estate
UNITS"  beginning on page 18 of this prospectus.        investments, and our dividend yield compared
                                                        to that of other debt and equity securities.



                                       FEDERAL INCOME TAXATION
                                       -----------------------

LCIF is not subject to federal income taxes.            We have elected to be taxed as a REIT. So
Instead, each unitholder includes its allocable         long as we qualify as a REIT, we will be
share of LCIF's taxable income or loss in               permitted to deduct distributions paid to our
determining its individual federal income tax           shareholders, which effectively will reduce
liability. The maximum federal income tax rate          the "double taxation" that typically results
individuals under current law is 35%.                   for when a corporation earns income and
                                                        distributes that income to its shareholders
A unitholder's share of income and loss                 in the form of dividends. A qualified REIT,
generated by LCIF generally is subject to the           however, is subject to federal income tax on
"passive activity" limitations. Under the               income that is not distributed and also may
"passive activity" rules, income and loss from          be subject to federal income and excise taxes
LCIF that are considered "passive income"               in certain circumstances. The maximum federal
generally can be offset against income and loss         income tax rate for corporations under
from other investments that constitute "passive         current law is 35%.
activities." Cash distributions from LCIF are
not taxable to a unitholder except to the               Dividends paid by us will be treated as
extent such distributions exceed such                   "portfolio" income and cannot be offset with
unitholder's basis in its interest in LCIF              losses from "passive activities." The maximum
(which will include such holder's allocable             federal income tax rate for individuals under
share of LCIF's taxable income and nonrecourse          current law is 35%. Distributions made by us
debt).                                                  to our taxable domestic shareholders out of
                                                        current or accumulated earnings and profits
Each year, unitholders will receive a Schedule          will be taken into account by them as
K-1 containing detailed tax information for             ordinary income. Distributions that are
inclusion in preparing their federal income tax         designated as capital gain dividends
returns.                                                generally will be taxed as long-term capital
                                                        gain, subject to certain limitations, but
Unitholders are required, in some cases, to file        generally would not be eligible for certain
state income tax returns and/or pay state income        recently-enacted reduced rates. Distributions
taxes in the states in which LCIF owns property,        in excess of current or accumulated earnings
even if they are not residents of  those states.        and profits will be treated as a non-taxable
                                                        return of basis to the extent of a
                                                        shareholder's adjusted basis in its common
                                                        shares, with the excess taxed as capital
                                                        gain.

                                                        Each year, shareholders will receive an IRS
                                                        Form 1099 used by corporations to report
                                                        dividends paid to their shareholders.

                                                        Shareholders who are individuals generally
                                                        will not be required to file state income tax
                                                        returns and/or pay state income taxes outside
                                                        of their state of residence with respect to
                                                        our operations and distributions. We may be
                                                        required to pay state income taxes in certain
                                                        states.

                        FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes the material federal income tax considerations to you as a prospective holder of our common shares. For a discussion of certain federal income tax considerations that may be relevant to a unitholder that exercises its right to redeem OP units, see "REDEMPTION OF OP UNITS - Tax Treatment of Redemption of OP Units" beginning on page 18 of this prospectus. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all of our shareholders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of shareholders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

        The information in this section is based on the Internal Revenue Code of 1986, as amended, which is generally referred to as the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the IRS and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS concerning our tax treatment. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged.

        EACH PROSPECTIVE PURCHASER OF COMMON SHARES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

        General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.

        The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

        If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows: first, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference. Third, if we have (a) net income from the sale or other disposition of "foreclosure property", which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, assuming we do not elect to instead be taxed at the time of acquisition, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, we would be subject to tax at the highest corporate rate if we dispose of such asset during the 10-year period beginning on the date that we acquired that asset, to the extent of such property's "built-in gain" (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time). Eighth, we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

        Requirements for Qualification. A REIT is a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (8) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We expect to meet the ownership test immediately after the transaction contemplated herein.

        We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our declaration of trust includes restrictions regarding the transfer of our stock that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to our shareholders requesting information regarding the actual ownership of shares of our capital stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement. See the section entitled "DESCRIPTION OF OUR COMMON SHARES" beginning on page 9 of this prospectus and the section entitled "RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS" beginning on page 11 of this prospectus.

        The Code allows a REIT to own wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.

        A REIT may also hold any direct or indirect interest in a corporation that qualifies as a "taxable REIT subsidiary", as long as the REIT's aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT's total assets. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See "Asset Tests" below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm's-length.

        In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and assets tests (as discussed below). Thus, our proportionate share of the assets, liabilities, and items of gross income of the partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.

        Income Tests. In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities.

        Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an owner of 10% or more of our shares, actually or constructively own 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, in order for rents received to qualify as "rents from real property," we generally must not operate or manage the property (subject to a de minimis exception as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property ("Permissible Services").

        Rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that we will be deemed to have received for performing "impermissible services" will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.

        We believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be qualifying income under those tests.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, we disclosed the nature and amounts of our items of gross income in a schedule attached to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the amount by which we failed the 75% gross income test or the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test (whichever amount is greater), multiplied by a fraction intended to reflect our profitability.

        Subject to certain safe harbor exceptions, any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

        Asset Tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets must be represented by real estate assets, including our allocable share of real estate assets held by partnerships in which we own an interest or held by our qualified REIT subsidiaries, stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering by us, cash, cash items (including certain receivables) and government securities. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under "Requirements for Qualification"). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer, (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

        We believe that substantially all of our assets consist and, after the offering, will consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above.

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of the calendar quarter in which it arose.

        Annual Distribution Requirement. With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our "REIT taxable income" (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and any after-tax net income from foreclosure property, minus (2) the sum of certain items of "excess noncash income" such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.

        We will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. In addition, a nondeductible 4% excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward but not carried back and used by us for 15 years (or 20 years in the case of net operating losses generated in our tax years commencing on or after January 1, 1998) to reduce REIT taxable income and the amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.

        In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a "subsequent declared dividend") as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.

        For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS, we may be permitted to remedy such failure by paying a "deficiency dividend" in a later year together with interest and a penalty. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

        We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make nondeductible expenditures (such as capital improvements or principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.

        Failure to Qualify. If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

        If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we might be required to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell properties within ten years of the date we requalify as a REIT under federal income tax laws.

Taxation of Taxable U.S. Shareholders

        As used herein, the term "U.S. shareholder" means a holder of our common shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person in effect.

        As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts. For purposes of computing our earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to distributions with respect to the Series B Preferred Shares and all other series of preferred shares that are equal in rank as to distributions and upon liquidation with the Series B Preferred Shares, and second to distributions with respect to our common shares. There can be no assurance that we will have sufficient earnings and profits to cover distributions on any common shares.

        Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code. Capital gain dividends, if any, will be allocated among different classes of shares in proportion to the allocation of earnings and profits discussed above.

        Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Any reduction in a shareholder's tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a U.S. shareholder's shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

        Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as "portfolio" income for purposes of the passive activity loss limitation and shareholders generally will not be able to offset any "passive losses" against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

        In general, dividends paid by us will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

        In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder's adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.

        We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains and (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.

Backup Withholding

        We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding currently at the rate of 28%, with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us. See "-- Taxation of Non-U.S. Shareholders" below. Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders (persons other than U.S. shareholders, also further described below). Non-U.S. Shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.

Taxation of Non-U.S. Shareholders

        The following discussion is only a summary of the rules governing United States federal income taxation of Non-U.S. Shareholders such as nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

        Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below.

        For withholding tax purposes, we are generally required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. We would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the Non-U.S. Shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, a Non-U.S. Shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

        Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is anticipated that we will continue to be a "domestically controlled REIT" after the offering. Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, no assurance can be given that we will continue to qualify as a "domestically controlled REIT." In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of a class of our shares through a specified testing period will not recognize taxable gain on the sale of its shares under FIRPTA if the shares are regularly traded on an established securities market. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price. Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (1) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (2) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Taxation of Tax-Exempt Shareholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While investments in real estate may generate UBTI, the Service has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on our intention to invest our assets in a manner that will avoid the recognition of UBTI, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

        In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either
(A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

Taxation of Reinvested Dividends

        Shareholders who elect to participate in the dividend reinvestment plan will be deemed to have received the gross amount of dividends distributed on their behalf by the plan agent as agent for the participants in such plan. Such deemed dividends will be treated as actual dividends to such shareholders by us and will retain their character and have the tax effects as described above. Participants that are subject to federal income tax will thus be taxed as if they received such dividends despite the fact that their distributions have been reinvested and, as a result, they will not receive any cash with which to pay the resulting tax liability.

Other Tax Considerations

        Entity Classification. A significant number of our investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT.

        We believe that each partnership in which we hold a material interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

        Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). Special rules under Section 704(c) of the Code and the regulations thereunder require special allocations of income, gain, loss and deduction with respect to contributed property, which tend to eliminate the Book-Tax Difference over the depreciable lives of such property, but which may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause us (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to us as a result of such sale.

Recent Developments

        The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act"), which has been enacted into law, generally reduces the tax rates imposed on dividends paid by C corporations to U.S. non-corporate taxpayers in order to limit "double taxation" on dividends, and such reduced rates are effective from January 1, 2003 through December 31, 2008. In addition, the capital gains tax rates are also reduced, and such reduced rates are effective with respect to transactions after May 5, 2003 through December 31, 2008.

        A REIT's U.S. non-corporate shareholders generally would not benefit from the Act with respect to dividends paid by a REIT because such dividends are generally not subject to taxation at the REIT level. However, there are limited circumstances in which a REIT U.S. non-corporate shareholder will be subject to tax at the reduced rate with respect to REIT dividends. The reduced tax rates would apply to an amount equal to the excess of a REIT's income subject to corporate level income taxes (less such tax liability). This could occur, for example, if a REIT did not distribute 100% of its taxable income as a dividend. The reduced rates would also apply to capital gains dividends and to dividends attributable to dividends a REIT receives from non-REIT corporations.

        The Act could cause investors to view investments in common stock of REITs less favorably in comparison to investments in common stock of C corporations, the dividends for which would be subject to a reduced tax rate under the Act.

                                     EXPERTS

        The consolidated financial statements and related financial statement schedule included in our Annual Report on Form 10-K as of and for the year ended December 31, 2003, incorporated by reference into this prospectus, have been incorporated herein by reference in reliance on the report, also incorporated herein by reference, of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

        Certain legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Seth M. Zachary, a partner of Paul, Hastings, Janofsky & Walker LLP, is presently serving on our Board of Trustees and will continue to do so at least until the 2004 Annual Meeting of Stockholders. As of the date of this prospectus, Mr. Zachary beneficially owns 44,931common shares. Certain legal matters under Maryland law, including the legality of the common shares covered by this prospectus, will be passed on for us by Piper Rudnick LLP, Baltimore, Maryland.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxies and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which is commonly referred to as the Exchange Act (although with respect to the Form 8-Ks listed below, we are only incorporating by reference those portions of such Form 8-Ks that were deemed "filed" with the SEC and not those portions that were deemed "furnished" to the SEC):

        o Our Annual Report on Form 10-K (Commission File No. 1-12386) for the year ended December 31, 2003.

        o Our Current Report on Form 8-K (Commission File No. 1-12386), filed on February 2, 2004 (with respect to Item 5 and Item 7 only).

        o Our Current Report on Form 8-K (Commission File No. 1-12386), filed on March 1, 2004.




===============================================         ===============================================


    No dealer,  salesperson or any other person
has been  authorized to give any information or
to make any  representations  other  than those
contained  in or  incorporated  by reference in                          63,244 Shares
this  prospectus in  connection  with the offer
made by this prospectus, and, if given or made,                            LEXINGTON
such information or representations must not be                            CORPORATE
relied  upon as having been  authorized  by us.                         PROPERTIES TRUST
This prospectus does not constitute an offer to
sell, or a solicitation  of an offer to buy any
security  other  than  the  redemption   shares
offered hereby, nor does it constitute an offer                          Common Shares
to sell or a  solicitation  of any offer to buy
any of the redemption  shares offered by anyone
in any  jurisdiction  in  which  such  offer or
solicitation is not authorized, or in which the
person making such offer or solicitation is not
qualified to do so, or to any person to whom it
is unlawful to make such offer or solicitation.
Neither the delivery of this prospectus nor any
sale   made   hereunder   shall,    under   any
circumstances,  create any implication that the
information  contained  herein is correct as of
any time subsequent to the date hereof.                 -----------------------------------------------

               ------------------                                          PROSPECTUS

                                                        -----------------------------------------------




                                                         The date of this prospectus is March 23, 2004.

===============================================         ===============================================